UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Cornerstone OnDemand, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21925Y103

1.	Names of Reporting Persons. Adam L. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,210,466 (See Item 4(a) below)
	6.	Shared Voting Power 1,667,072 (See Item 4(a) below)
	7.	Sole Dispositive Power 2,210,466 (See Item 4(a) below)
	8.	Shared Dispositive Power 1,667,072 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,877,538 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a) Name of Issuer:

Cornerstone OnDemand, Inc.

(b) Address of Issuer’s Principal Executive Offices:

1601 Cloverfield Blvd., Suite 620 South

Santa Monica, CA 90404

Item 2.

(a) Name of Person Filing:

Adam L. Miller

(b) Address of Principal Business Office or, if none, Residence:

c/o Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, CA 90404

(c) Citizenship:

United States

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e) CUSIP Number:

21925Y103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 3,877,538, which includes (i) 1,690,192 shares of Common Stock held by Mr. Miller; (ii) 447,200 shares of Common Stock subject to stock options exercisable within 60 days of December 31, 2020; (iii) 73,074 shares of Common Stock issuable upon the settlement of restricted stock units releasable within 60 days of December 31, 2020, (iv) 469,046 shares of Common Stock held by the Miller Family Irrevocable Trust dated as of July 1, 2010, for which the Goldman Sachs Trust Company of Delaware serves as trustee and special trustee, Mr. Miller’s spouse serves as investment advisor and Mr. Miller has the power to remove and replace the trustee, special trustee and investment advisor; (v) 498,026 shares of Common Stock held by the Miller 2018 Family GRAT dated as of December 21, 2018, for which the Goldman Sachs Trust Company of Delaware serves as trustee, Mr. Miller’s attorney serves as special trustee, Mr. Miller’s spouse serves as investment advisor and Mr. Miller has the power to remove and replace the trustee, special trustee and investment advisor; (vi) 300,000 shares of Common Stock held by the MST Trust dated as of December 17, 2012, for which Goldman Sachs Trust Company of Delaware serves as trustee, Mr. Miller’s father serves as distribution advisor, Mr. Miller serves as investment advisor and Mr. Miller has the power to remove and replace the trustee, distribution advisor and investment advisor; and (vii) 400,000 shares of Common Stock held by the Miller 2020 Family GRAT dated as of June 10, 2020, for which the Goldman Sachs Trust Company of Delaware serves as trustee, Mr. Miller’s attorney serves as special trustee, Mr. Miller’s spouse serves as investment advisor and Mr. Miller has the power to remove and replace the trustee, special trustee and investment advisor.

(b)

Percent of class: 5.9% (percentage ownership is calculated based on 65,446,508 shares of Common Stock outstanding as of December 31, 2020 and assumes that the 520,274 shares of Common Stock underlying the stock options and restricted stock units referred to in Item 4(a) above are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	2,210,466 shares (See Item 4(a) above).

(ii) Shared power to vote or to direct the vote	1,667,072 shares (See Item 4(a) above).

(iii) Sole power to dispose or to direct the disposition of	2,210,466 shares (See Item 4(a) above).

(iv) Shared power to dispose or to direct the disposition of	1,667,072 shares (See Item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2021
Date
/s/ Adam L. Miller
Adam L. Miller